EXHIBIT 99.1

                         Independent Accountants' Report


Citibank Omni-S Master Trust
    c/o The Bank of New York, as Trustee

Citi Omni-S Finance LLC, as Seller

Citibank (South Dakota), National Association, as Servicer

We have examined the effectiveness of Citibank (South Dakota), National Association's ("CBSD") system of internal control over the servicing procedures provided to Citibank Omni-S Master Trust (formerly known as Sears Credit Account Master Trust II) (the "Trust") under the terms of the Pooling and Servicing Agreement dated as of July 31, 1994 (as amended and supplemented through the date hereof, the "Agreement"), by and among CBSD (as successor to Sears, Roebuck and Co.), as Servicer, Citi Omni-S Finance LLC (as successor to SRFG, Inc.), as Seller, and The Bank of New York (as successor trustee to Bank One, National Association (formerly known as The First National Bank of Chicago)), as Trustee, insofar as such internal control relates to the prevention and detection of error and irregularities that would be material to the assets of the Trust as of December 31, 2003, based on criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). CBSD is responsible for maintaining effective internal control over the servicing procedures provided to the Trust. Our responsibility is to express an opinion on the effectiveness of CBSD's internal control over the servicing procedures provided to the Trust based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over the servicing procedures provided to the Trust by CBSD, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over the servicing procedures performed by CBSD, to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Citigroup Inc., the ultimate parent of CBSD, acquired the credit card business of Sears, Roebuck and Co., including existing Sears information technology systems, business processes and workforce, on November 3, 2003. In connection with the acquisition, CBSD, as successor to Sears, Roebuck and Co., assumed responsibility for servicing procedures relating to the Trust, utilizing these systems, processes and workforce to discharge such servicing responsibilities. In conducting our examination we identified certain weaknesses in the system access controls of such information technology systems, as well as certain weaknesses in the segregation of duties and control monitoring aspects of the Trust servicing process. CBSD primarily relies on reconciliation controls to mitigate these weaknesses. However, we believe these weaknesses collectively represent a material weakness as of December 31, 2003. A material weakness is a condition that precludes the entity's internal control from providing reasonable assurance that material misstatements in the monthly servicer certificates will be prevented or detected on a timely basis.

In our opinion, except for the effect of the material weakness described in the preceding paragraph on the achievement of the objectives of the control criteria, CBSD has maintained, in all material respects, an effective system of internal control over the servicing procedures provided to the Trust as of December 31, 2003, based on criteria established in the Internal Control - Integrated Framework issued by COSO.


/s/ KPMG LLP

New York, NY
March 30, 2004